RODMAN & RENSHAW, LLC

March 9, 2010

VIA FACSIMILE AND EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	G. Willi-Food International Ltd.
Registration Statement on Form F-1
File No. 333-163223

Ladies and Gentleman:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Rodman & Renshaw, LLC joins the request of G. Willi-Food International Ltd. (the “Company”), that the effective date of the Registration Statement referred to above be accelerated so as to permit it to become effective at 5:00 p.m., Eastern Time, on Thursday, March 11, 2010, or as soon thereafter as possible.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that between January 28, 2010 and the date hereof, 350 copies of the Preliminary Prospectus, dated January 28, 2010 have been distributed as follows:

Sent to Underwriters	0
Sent to Dealers	125
Sent to Institutional Investors	75
Sent to Others	150
Total:	350

Between March 3, 2010 and the date hereof, 275 copies of the Preliminary Prospectus, dated March 3, 2010 have been distributed as follows:

Sent to Underwriters	60
Sent to Dealers	40
Sent to Institutional Investors	75
Sent to Others	100
Total:	275

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

RODMAN & RENSHAW, LLC

By:	/s/ JOHN J. BORER III
John J. Borer III
Senior Managing Director